UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on E&P assets in Espírito Santo Basin

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Rio de Janeiro, September 11, 2020 – Petróleo Brasileiro S.A. – Petrobras, following up on the release dated June 10, 2020, informs the beginning of the binding phase regarding the sale of a part of its interest in the exploratory blocks, belonging to the concessions ES-M-596_R11, ES-M-598_R11, ES-M-671_R11, ES-M-673_R11 and ES-M-743_R11, located in the Espírito Santo Basin.

Potential buyers qualified for this phase will receive a process letter with detailed instructions on the divestment process, including guidelines for due diligence and the submission of binding proposals.

This disclosure complies with Petrobras internal rules and is aligned with the provisions of the special procedure for assignment of rights on exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9,355/2018.

This transaction is in line with the strategy of portfolio optimization and improvement of the company's capital allocation, aiming at generating value for its shareholders.

About the exploratory blocks

The concessions, ES-M-596_R11, ES-M-598_R11, ES-M-671_R11, ES-M-673_R11 and ES-M-743_R11 were acquired in the ANP’s 11th Bidding Round in 2013 and are currently in the 1st Exploration Period.

The process of assigning Equinor's stakes in all concessions and Total's stakes in the ES-M-671_R11 and ES-M-743_R11 concessions to Petrobras is underway. Once the assignment process is concluded, Petrobras will become the operator of all the concessions and will hold the following stakes:

•	ES-M-596_R11: Petrobras with 100% stakes;

•	ES-M-598_R11: Petrobras with 80% stakes and Enauta with 20% stakes;

•	ES-M-671_R11: Petrobras with 100% stakes; and

•	ES-M-743_R11: Petrobras with 100% stakes.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 11, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer